Exhibit 99.1

February 17, 2010
QMM: NYSE Amex
QTA: TSX Venture
NR-03-10

QUATERRA IN-FILL DRILLING CONFIRMS CONTINUITY OF HIGH-GRADE AND BULK MINEABLE MINERALIZATION AT NIEVES

VANCOUVER, B.C. — Quaterra Resources Inc. and 50% joint-venture partner Blackberry Ventures 1, LLC, today announced that results from the first 13 core holes of an in-fill drilling program have confirmed the continuity of both high-grade and bulk mineable mineralization at the La Quinta deposit on its Nieves silver property in Zacatecas, Mexico.

All holes were drilled within the La Quinta stockwork veinlet deposit located in the hanging wall of the Concordia-Gregorio Vein. The drill program was planned to in-fill the core area of the known deposit for 150 meters along strike and up to 200 vertical meters below surface. Holes were drilled on 25-meter centers between holes previously drilled on 50-meter centers. The La Quinta stockwork deposit remains open along strike and at depth.

Highlights include:

•
QTA-84: 32 meters averaging 212 g/t silver (6.2 oz/ton) starting at a down hole depth of 72 meters, including a two-meter interval averaging 0.98 g/t gold and 2254 g/t silver (65.8 oz/ton). This mineralization is shallow, starting about 60 vertical meters below surface.

•
QTA-89: 23 meters averaging 272 g/t silver (7.9 oz/ton) starting at a down hole depth of 141 meters, including 10.5 meters averaging 437 g/t silver (12.8 oz/ton). This intercept, together with hole QTA-87, suggests additional potential to the east and at depth.

•	QTA-94: 42 meters averaging 127 g/t silver (3.7 oz/ton) starting at a down hole depth of 106 meters, including 2.1 meters averaging 548 g/t silver (16.0 oz/ton).

A 400-meter section of the Concordia-Gregorio Vein drilled on 50-meter centers during 2008 resulted in the delineation of an indicated and inferred silver resource completed by independent consultant Caracle Creek International Consulting Inc. (See press release of March 2, 2009).

The current program, with an increased drill density of approximately 25 meters between holes, aims to overcome difficulties constraining the initial resource model. Thirteen core holes, totaling 2902.70 meters, were completed in November and December 2009.  Additional in-fill drilling to complete the 5,000-meter program is in progress with completion expected by late February. After receipt of all assays, a new resource model and resource estimate will be completed before undertaking additional work programs.

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Detailed geologic mapping and veinlet sampling along the Concordia-Gregorio Vein and in the San Gregorio Hill area have identified multiple mineralized sheeted veinlet systems with the potential for relatively shallow silver mineralization. These data will be used to plan additional drill tests designed to discover new mineralization similar to the La Quinta style of stockwork veinlet mineralization.

Exploration maps illustrating all of these features are posted on the Quaterra website. A table of drill-hole results is attached to this news release and posted on the Company’s website. All holes were drilled at an azimuth/inclination of 340 degrees/-60 degrees. The approximate location of each drill hole at the mid-point of its intersection with the stockwork veinlet zone is shown in the long section. True thicknesses are about 80% of intercept widths reported.

Core samples were prepped and analyzed by ALS Chemex in Guadalajara, Mexico and Vancouver, B.C. respectively. Property-specific standards were routinely submitted with each batch of samples.  Samples were initially run using a conventional 35-element ICP analysis with an aqua regia digestion process. A 30-gram fire assay with gravimetric finish for gold and silver was run on all samples. ICP results are reported for silver values up to 100g/t; fire assay results are reported for silver assays > 100g/t. Samples containing more than 1% lead, copper or zinc were analyzed using AA with aqua regia digestion.

Dr. Thomas Patton is the qualified person responsible for the preparation of this news release.

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995.  These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof.  The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla at ph: 1-888-456-1112, 604-681-9059 or email: corpdev@quaterra.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider or the NYSE Amex have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

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Table of Nieves assay results

Hole		From	To	Interval (m)	Au g/tonne	Ag g/tonne	Ag oz/ton	Pb (%)	Zn (%)
QTA83		69.33	76.10	6.77	0.22	58	1.7	0.04	0.07
		100.54	104.00	3.46	0.06	127	3.7	0.06	0.12
QTA84		72.00	104.00	32.00	0.14	212	6.2	0.08	0.19
	including	102.00	104.00	2.00	0.98	2254	65.8	0.43	1.69
	including	102.55	103.37	0.82	1.99	5350	156.2	0.90	3.90
QTA 85		42.90	44.00	1.10	0.13	54	1.6	0.03	0.03
		80.00	81.65	1.65	0.19	46	1.3	0.01	0.02

QTA86		53.35	53.70	0.35	1.17	121	3.5	0.03	0.13
QTA87		138.25	146.00	7.75	0.07	92	2.7	0.11	0.16
		167.70	226.20	58.50	0.08	66	1.9	0.09	0.10
	including	222.20	226.20	4.00	0.38	286	8.4	0.26	0.35
	including	225.40	226.20	0.80	0.58	857	25.0	0.58	0.79
QTA88		106.00	187.00	81.00	0.05	68	2.0	0.07	0.08
	including	106.00	108.00	2.00	0.07	509	14.9	0.17	0.21
	including	170.60	184.00	13.40	0.12	129	3.8	0.14	0.16
	including	180.50	182.60	2.10	0.14	351	10.2	0.51	0.52
		193.50	214.00	20.50	0.07	83	2.4	0.15	0.10
	including	210.00	214.00	4.00	0.17	318	9.3	0.24	0.23
QTA89		141.00	164.00	23.00	0.22	272	7.9	0.24	0.33
	including	144.70	155.20	10.50	0.35	437	12.8	0.41	0.53
	including	150.00	154.00	4.00	0.41	676	19.7	0.58	0.80
QTA90		118.00	140.00	22.00	0.10	96	2.8	0.02	0.09
	including	133.00	136.00	3.00	0.47	332	9.7	0.18	0.29
QTA91		135.55	175.90	40.35	0.04	80	2.3	0.10	0.10
	including	136.65	140.58	3.93	0.03	176	5.1	0.10	0.13
		165.80	169.53	3.73	0.10	150	4.4	0.15	0.15
QTA92		118.00	120.85	2.85	0.06	195	5.7	0.11	0.13
	including	120.20	120.85	0.65	0.20	484	14.1	0.37	0.39
		146.10	173.20	27.10	0.06	75	2.2	0.12	0.11
	including	172.73	173.20	0.47	0.20	450	13.1	1.70	0.66
		188.00	197.50	9.50	0.06	98	2.9	0.12	0.12
	including	195.40	196.60	1.20	0.11	308	9.0	0.14	0.25
QTA93		100.10	120.00	19.90	0.05	61	1.8	0.11	0.10
	including	112.95	120.00	7.05	0.06	103	3.0	0.12	0.16
	including	118.50	120.00	1.50	0.19	243	7.1	0.25	0.40
QTA94		106.00	148.00	42.00	0.09	127	3.7	0.12	0.14
	including	106.00	108.10	2.10	0.15	548	16.0	0.44	0.35
	including	133.60	148.00	14.40	0.13	155	4.5	0.16	0.17
QTA95		140.00	175.10	35.10	0.06	77	2.2	0.12	0.13
	including	169.80	175.10	5.30	0.11	275	8.0	0.28	0.30

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